December 20, 2007

Mr. Daniel L. Gordon
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:  AmeriResource “Technologies, Inc.
Form 10-KSB for the year ended December 31, 2004
Form 10-KSB for the year ended December 31, 2005
Form 10-QSB for the quarter ended June 30, 2006
File No. 0-20033

Dear Mr. Gordon:

We have received your letter dated September 10, 2007, containing additional comments regarding the above documents.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The following are our answers to your comments, numbered to correspond to your comments.

  General.

1.  We await the filing of your amended documents upon the conclusion of these comments including all agreed upon changes thus far.

RESPONSE:
Per previous discussions with your office, we will re-file amended K’s and Q’s at the conclusion of the comments.

Form 10-KSB for the year ended December 31, 2004

Nature of Business and Business Combinations, page F-8.

2.   We note your response to comment 3 however, we still do not understand how you have concluded that you did not have the ability to exercise significant influence over the operating and financial policies of RoboServer based on your voting interests.  You state that third parties controlled the day-to-day operations and direction of the company.  Please tell us the nature of the company’s relationship with these third parties.  Specifically tell us the termination provisions of the contracts with these third parties.  If these contracts were cancellable (as it appears that they were since you state in your fourth response that you took over the day-to-day operations of RoboServer.  Please note that contracting out the day-to-day operations to third parties does not necessarily affect your ABILITY to exercise significant influence.  Please revise your filing to account for this investment using the equity method of accounting in 2004.

RESPONSE:

RoboServer was organized by a software engineer (with the assistance of outside third parties) who had experience with and proprietary developmental software developed.   The engineer was in charge of product development and marketing, and the company (AMRE) was assisting in raising funds to bring the end product to market.  AMRE intended to assist in raising funds, and then divest itself of the investment to fund other projects.  There was no written contracts with any cancelation provisions, other than the normal consulting agreement to set his compensation.  AMRE had the ability, and intention to divest itself of a portion of the investment (compliant with 144 rules), and had no management responsibilities, and accordingly recorded that portion as Marketable securities.

3.  We note your response to comment 4; however, you did not provide us with an analysis of RoboServer based on EITF 96-16.  Furthermore, you have not explained how you took over control of RoboServer.  Simply running the day-to-day operations and serving as the manager of the company does not allow you to consolidate the company.  Based on the voting rights of the majority owner of RoboServer’s common stock and your president’s voting rights through his ownership of the Super Voting Preferred Stock of RoboServer, your company does not control RoboServer.  If a non-cancellable management agreement was entered into with RoboServer giving your company control of the operations of RoboServer, please provide us with an analysis of RoboServer under FIN 46(R).  Otherwise, please revise your filings to account for this investment using the equity method of accounting.

RESPONSE:

According to EITF 96-16, determining minority shareholder rights, and thereby determining how the investment in an entity should be accounted for, is a matter of judgment that depends on facts and circumstances.  EITF 96-16 states in part:

The Task Force agreed that the assessment of whether the rights of a minority shareholder should overcome the presumption of consolidation by the investor with a majority voting interest in its investee is a matter of judgment that depends on facts and circumstances. [Note: See STATUS section.] The Task Force further agreed that the framework in which such facts and circumstances are judged should be based on whether the minority rights, individually or in the aggregate, provide for the minority shareholder to effectively participate in significant decisions that would be expected to be made in the "ordinary course of business." Effective participation means the ability to block significant decisions proposed by the investor who has a majority voting interest. That is, control does not rest with the majority owner because the investor with the majority voting interest cannot cause the investee to take an action that is significant in the ordinary course of business if it has been vetoed by the minority shareholder. [Note: See STATUS section.] This assessment of minority rights should be made at the time a majority voting interest is obtained and should be reassessed if there is a significant change to the terms or in the exercisability of the rights of the minority shareholder.

During 2004, the software engineer had control over the proprietary software, his knowledge of its development and application, and therefore had veto power over the direction of the company.  He was allowed to control the operations, and make all decisions regarding financial decisions.  In 2005, it was determined that the software could be enhanced and developed further with the assistance of outside parties, his veto power was gone.  Therefore the status of RoboServer changed in 2005.

Accordingly, the provisions of Regulation S-X – Reg 210.1-02, SFAS 141, and more particularly  FIN 46 (R) applied in years after 2004.

1.  Regulation S-X – Reg 210.1-02 (g) Control.  The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means  the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.

2.  SFAS 141 - Footnotes
FAS 141, Footnote 5 – Control is generally indicated by “ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company” (ARB No. 51, Consolidated Financial Statements, paragraph 2, as amended by FASB Statement No. 94, Consolidation of all Majority-owned Subsidiaries), although control may exist in other circumstances.

FIN 46(R) describes a variable interest entity (VIE) as an entity for which a controlling interest arises via ownership of interests other than voting stock.  Companies with a controlling financial interest in a VIE absorb more than half of its expected losses (RoboServer has not been profitable since inception, and has relied on AMRE and other subsidiaries for financial support). Both of these conditions exist in this situation.

Entities are deemed VIEs if they meet three requirements:

1. The entity is thinly capitalized (i.e., the equity is insufficient to fund the entity's operations without additional subordinated financial support), or the equity holders as a group have insufficient equity investment at risk.

2.  The entities must have variable interest in the VIE (e.g., provide it with financial support).

3.  The entity must be the VIE's primary beneficiary (e.g., one absorbing more than half of expected losses or receiving more than half of expected residual returns).

All three of these requirements existed during December 31, 2005 to the present.

The interpretation of FIN 46(R), by FASB, states on page 11, under Variable Interest Entities –

“5.    An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, 5 the conditions in a, b, or c exist:

 a.      The total equity investment 6 at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.  …”
The condition in “a.” did exist from the beginning, and it was necessary for AMRE and its other subsidiaries to provide additional subordinated financial support to RoboServer..

For the above reasons, we believe AMRE properly included the financial statements of RoboServer in the AMRE consolidated financial statements for the year ended December 31, 2005 and the subsequent financial reporting periods.

4.  We note your response to comment 5; however, ownership interests held by a parent (your company’s president) are not relevant to the determination of whether an entity should be consolidated.  Although it appears that your company and RoboServer may be under the common control of your president, this does not cause you to consolidate RoboServer in your financial statements.  In light of this fact, please tell us the ownership of your company ONLY of RoboServer as of December 31, 2004 and December 31, 2005 based on all of the voting interests outstanding (including Super Voting Preferred Stock since these shares appear to represent 10 voting interests each).

RESPONSE:

At December 31, 2004 the company directly owned 46.9% of the common stock of RoboServer (25,000,000 shares).  At December 31, 2005, the company had 47.1% of the outstanding common stock.  While the Super Voting stock was transferred to the president as compensation, the company had an agreement with its president (Delmar Janovec) that it could vote those shares as long as he remained president and CEO of AMRE (because he also has a Super Voting Preferred in AMRE-so he could directly control AMRE, and AMRE could control RoboServer).  During 2005, including the Super Voting preferred, the company directly had 21.18% of the voting control.  Since it also controlled the vote of the Super Voting Preferred, the company had 76.26% of the voting control.  In addition, based on the information in 3 above, the company should consolidate under FIN 46 during 2005 and beyond.

For 10-KSB for the year ended December 31, 2005

Intangible Assets

5.  We note your response to comment 8.  You state that you evaluate the capitalized costs quarterly to ensure that the cost of abandoned projects are expensed.  Pursuant to paragraph 10 of SFAS 86, at each balance sheet date you should also be comparing the unamortized capitalized costs of the computer software products to the net realizable value of those products and recording the amount by which the unamortized capitalized costs exceed the net realizable value of the assets as an impairment expense.  Please confirm that you are performing this impairment analysis in addition to your evaluation of abandoned products and expand your disclosure regarding this policy in future filings.

RESPONSE:

The company performs an impairment analysis at each filing date to determine that the net realizable value of the products exceeds the carrying value of the projects.  The net realizable value in each case was several multiples of the carrying value.  The company will expand its disclosure to reflect this policy in future filings.

6.  Furthermore, we note your disclosure regarding your intangible assets on page F-9 of your 10-KSB for the year ended December 31, 2006.  You disclose that your intangible asset balance as of December 31, 2006 consisted of RoboServer software costs, an non-compete agreement and goodwill related to Auction Wagon, Auction Blvd., and Biz Auctions, and goodwill related to VoIpCOM USA. Since Auction Wagon, Auction Blvd, and VoIPCOM USA were all acquired in 2005 also included amounts related to these acquisitions; however, in your previous response you represented to us that the intangible asset balance as of December 31, 2005 only included software that was developed by RoboServer.  Please explain the inconsistency in your responses.

 RESPONSE:

The primary intangible asset amount consisted of RoboServer software costs.  However, a portion of the intangible costs did relate to non-compete agreements, and goodwill related to Auction Wagon, Auction Blvd, and Biz Auction, and VoIPCOM USA.  Each intangible cost was evaluated at each reporting date to determine if impairment had occurred, and that the net realizable value was in excess of the carrying value.  Since BizAuction and VoIPCOM USA are also “Pink Sheet” companies, the goodwill associated to them also considers the value of a “Pink Sheet” company as well as other goodwill elements associated with the entities.

7.  Additionally, please tell us your basis for recording goodwill related to Auction Blvd and VoIPCOM USA.  Based on your previous responses and your disclosure, it does not appear that Auction Blvd and VoIPCOM USA represented businesses at the time of acquisitions, and thus recording goodwill would not be appropriate.  Please provide us with an analysis of Auction Blvd and VoIPCOM USA under EITF 98-3.
RESPONSE:

Auction Blvd. did represent a business at the time of acquisition.  It possessed the necessary inputs, processes and outputs necessary to maintain a revenue stream.    The business was not material to the company as a whole.  The goodwill, and non-compete were analyzed to determine that the net realizable value was in excess of the carrying value.

VOIPCOM USA is a “Pink Sheet” company.  As such, it has a value that at each balance sheet date was in excess of the carrying value.  In this case, the input and processes came from the fact that it was a Pink sheet company that had a marketable value at each reporting date.

8.  We also note on page F-9 of your 10-KSB for the year ended December 31, 2006 that you are amortizing the RoboServer software-related costs over 15 years.  Due to the effects of obsolescence, it does not appear that this is a reasonable useful life.  Please explain how you determined the useful life of 15 years.

RESPONSE:

RoboServer software is for the fast food industry.  It assists the end consumer to place an order by using a computer screen instead of ordering from an employee of the restaurant.  The software has been developed in such a way as to be able to be modified as operating systems advance.  It was determined that the software will not be obsolete within 15 years as it is adaptable and compatible with restaurant software.  Much of the intangible costs relates to the software’s interaction with hardware processes.  It also includes design modifications that will be useful for at least 15 years.

10-QSB for the quarter ended June 30, 2006

Item 2 – Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 4

9.  We note your response to comment 11. Please tell us how you determined the total purchase price of BizAuctions, Inc. and provide us with your purchase price allocation.  It appears that you have allocated a portion of the purchase price to goodwill.  Please also provide us with an analysis of how you determined that BizAuctions, Inc. was a business pursuant to EITF 98-3.

RESPONSE:

BizAuction, Inc. is a “Pink Sheet” company.  As such, the purchase price of BizAuction included the value of BizAuction as a “Pink Sheet” company.  The company in a third party, arms length transaction negotiated the original value of this element.  The acquisition cost for this element was recorded as goodwill to reflect this value.  The company evaluates this amount at each report date to determine if this amount is reasonable in relation to the net realizable value at the valuation date.

10.  Please tell us what consideration you gave to Item 310 (c) of Regulation S-B as it relates to the financial statements of BizAuctions, Inc.

RESPONSE:

At the time of purchase of BizAuctions, Inc. a review of the transaction revealed that the impact was not material (over 20%).  Therefore, additional financial statements were not required.

11.  We note that your revenue significantly increased for the year ended December 31, 2006 over the year ended December 31, 2005.  This appears to be the result of the revenue earned from your eBay liquidation services from Net2Auctions, Inc. and BizAuctions Inc.  Please tell us your revenue recognition policy for this revenue.  Please address EITF 99-19 in your response.

RESPONSE:

The company recognizes revenue as earned.  For the eBay sales, revenue is recognized as the sale is complete.  Funds are collected typically through PayPal accounts, or credit cards.  Over 90% of the sales are from items that BizAuction has purchased, therefore, the sale is recorded as the gross amount billed.  The sales of  Net2Auction are recorded as the net amount retained as title to the inventory never passes to Net2Auction, Net2Auction does not bear the risks and rewards of ownership, and simply acts as agent or broker and is compensated on a commission and fee basis.  At each report date, an analysis is made to determine collectability, and adjusted for returns and allowances and bad debts (if any).

Thank-you for your help in this matter.  If there are any questions regarding the above responses, please contact me at the office at (702) 214-4249.

Sincerely,

AMERIRESOURCE TECHNOLOGIES, INC.

/s/ Delmar Janovec
Delmar Janovec
President

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